SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

(Amendment No.     )*

GREAT WOLF RESORTS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

391523107

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 391523107		13D

1	Name of Reporting Person I.R.S. Identification of Above Person K-9 Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person CO

CUSIP No. 391523107		13D

1	Name of Reporting Person I.R.S. Identification of Above Person K-9 Investors, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person PN

CUSIP No. 391523107		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person PN

CUSIP No. 391523107		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VII Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person OO

CUSIP No. 391523107		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person PN

CUSIP No. 391523107		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person OO

CUSIP No. 391523107		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person PN

CUSIP No. 391523107		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 200 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person OO

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $0.01 (the “Common Stock”), of Great Wolf Resorts, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 525 Junction Road, Suite 6000 South, Madison, Wisconsin 53717.

Item 2.	Identity and Background

This Statement on Schedule 13D is filed jointly by (i) K-9 Holdings, Inc., a Delaware corporation (“K-9 Holdings”), (ii) K-9 Investors, L.P., a Delaware limited partnership (“K-9 Investors”), (iii) Apollo Management VII, L.P., a Delaware limited partnership (“Management VII”), (iv) AIF VII Management LLC, a Delaware limited liability company (“AIF VII Management”), (v) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (vi) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (vii) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), and (viii) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Holdings GP”).  K-9 Holdings, K-9 Investors, Management VII, AIF VII Management, Apollo Management, Management GP, Management Holdings and Holdings GP are referred to herein collectively as the “Reporting Persons”.  The principal address of K-9 Investors is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The principal address of each of K-9 Holdings, Management VII, AIF VII Management, Apollo Management, Management GP, Management Holdings and Holdings GP is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

K-9 Holdings is principally engaged in the business of investment in securities of the Issuer.  K-9 Investors is the sole stockholder of K-9 Holdings, and is principally engaged in the business of serving as the sole stockholder of K-9 Holdings and investing in securities of the Issuer.  Management VII is principally engaged in the business of serving as the manager of K-9 Investors and other Apollo investment funds.  AIF VII Management is the general partner of Management VII and is principally engaged in the business of serving as the general partner of Management VII.  Apollo Management is the sole member and manager of AIF VII Management.  Apollo Management is principally engaged in the business of serving as the sole member and manager of AIF VII Management, and as the managing general partner or sole member and manager of other Apollo management entities.  Management GP is the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.  Management Holdings is the sole member and manager of Management GP.  Management Holdings is principally engaged in the business of serving as the sole member and manager of Management GP and other Apollo management entities.  Holdings GP is the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers and managers of Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock were acquired by K-9 Holdings in connection with the merger of K-9 Holdings’ wholly-owned subsidiary, K-9 Acquisition, Inc., with and into the Issuer on May 4, 2012 (the “Merger”), pursuant to the Agreement and Plan of Merger dated as of March 12, 2012, as amended (the “Merger Agreement”) among K-9 Holdings, K-9 Acquisition, Inc. and the Issuer, as described in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 13, 2012 (File No. 005-80533), as amended.  Pursuant to the Merger Agreement, K-9 Acquisition, Inc. acquired the outstanding shares of common stock of the Issuer that were tendered pursuant to a cash tender offer at a price of $7.85 per share.  In addition, K-9 Acquisition, Inc. acquired an additional 66,751,948 shares of common stock from the Issuer for $7.85 per share.  Upon the Merger, the shares of common stock of the Issuer held by K-9 Acquisition, Inc were cancelled and the shares of common stock issued by K-9 Acquisition, Inc. and held by K-9 Holdings were converted into shares of Common Stock of the Issuer.  K-9 Acquisition, Inc. obtained the funds used to purchase the shares of common stock of the Issuer from capital contributions made by K-9 Investors to K-9 Holdings and capital contributions made by K-9 Holdings to K-9 Acquisition, Inc, and in part by a promissory note in the amount of $523,335,272.32, which matures on May 4, 2013.  K-9 Investors received the funds that it contributed to K-9 Holdings for the purchase of shares of common stock of the Issuer from capital contributions from its limited partners.

Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except for and pursuant to the Merger Agreement, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

Following the closing of the Merger on May 4, 2012, K-9 Holdings held 200 shares of the Common Stock, representing 100.0% of the Issuer’s outstanding Common Stock.

The shares of Common Stock shown as beneficially owned by each of the Reporting Persons other than K-9 Holdings includes the shares of Common Stock owned of record by K-9 Holdings.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer reported as beneficially owned by K-9 Holdings in excess of their respective pecuniary interests in such securities, if any, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)   See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 200 outstanding shares of Common Stock of the Issuer upon the closing of the Merger and the amendment and restatement of the Issuer’s Certificate of Incorporation, as reported in the Issuer’s Current

Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2012 (File No. 001-35458).

(b)   See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger Agreement

Under the terms of the Merger Agreement, K-9 Acquisition, Inc. agreed to commence a cash tender offer for all the issued and outstanding shares of common stock of the Issuer, together with the associated preferred stock purchase rights thereto (as defined in the Merger Agreement), for $5.00 per share, as increased to $7.85 per share, payable to the seller in cash, without interest and less any applicable withholding taxes,  (the “Offer Price”).  Under the terms of the Merger Agreement, upon the completion of the tender offer and the closing of the Merger, K-9 Acquisition, Inc. was merged with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of K-9 Holdings.  At the effective time of the Merger, (i) all remaining outstanding shares of common stock of the Issuer not tendered during the tender offer and acquired by K-9 Acquisition, Inc., and for which appraisal rights were not properly perfected, were cancelled and converted into the right to receive the Offer Price, (ii) all shares of the Issuer owned by K-9 Acquisition, Inc., K-9 Holdings, the Issuer or any of their respective subsidiaries, were cancelled automatically without any cash consideration paid, (iii) all shares of the Issuer’s outstanding common stock for which appraisal was properly demanded and perfected under Delaware law, were cancelled and ceased to exist, and the holders thereof were entitled only to their rights under Delaware law, and (iv) each of the outstanding shares of common stock issued by K-9 Acquisition, Inc. were converted into one fully paid and non-assessable share of the Issuer’s Common Stock. The directors of K-9 Acquisition, Inc. became the directors of the Issuer upon the effectiveness of the Merger, and K-9 Holdings and the Issuer have expanded the size of the board and appointed an additional director, and may appoint other directors.  Pursuant to the Merger Agreement, K-9 Holdings and the Issuer are in the process of de-listing the Issuer’s common stock from The Nasdaq Global Market and de-registering the Issuer’s common stock.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to such agreement, which is attached to this Schedule 13D as Exhibit 2, and which is incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated as of May 11, 2012, by and among the Reporting Persons.

Exhibit 2:

Agreement and Plan of Merger, dated as of March 12, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings and the Issuer, incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2012 (File No. 000-51064), as amended by the First Amendment to Agreement and Plan of Merger, dated as of April 6, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings and the Issuer, incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-

K filed with the Securities and Exchange Commission on April 9, 2012 (File No. 001-35458), as further amended by the Second Amendment to Agreement and Plan of Merger, dated as of April 18, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings and the Issuer, incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2012 (File No. 001-35458), and as further amended by the Third Amendment to Agreement and Plan of Merger, dated as of April 20, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings and the Issuer, incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 20, 2012 (File No. 001-35458).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  May 11, 2012

K-9 HOLDINGS, INC.

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

K-9 INVESTORS, L.P.

By:	Apollo Management VII, L.P.,
its manager

	By:	AIF VII Management, LLC,
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

AIF VII MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings, GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and managers of Holdings GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Messrs. Leon D. Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Holdings GP.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as managers and executive officers of Holdings GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.